ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from 05 May to 17 June 2011

DATE	DETAIL
15 June 2011	Directors’ share interests-Deferred Share Plan — 2008 Award released and 2011 Award

14 June 2011	Voting rights and capital (transfer of shares from treasury)

7 June 2011	Directors Interests-Share Incentive Plan-monthly update

3 June 2011	Voting rights and capital (transfer of shares from treasury)

1 June 2011	Voting rights and capital (end May issued share capital confirmed)

24 May 2011	Voting rights and capital (transfer of shares from treasury)

9 May 2011	Directors Interests-Share Incentive Plan-monthly update

9 May 2011	Voting rights and capital (transfer of shares from treasury)

5 May 2011	Voting rights and capital (transfer of shares from treasury)

Note: During the period three ‘same day’ Form 6-Ks were issued in respect of the following announcements:

19 May 2011: ‘Results for the year ended 31 March 2011’.

8 June 2011: ‘Scrip Dividend for 2010/11 Final Dividend’

13 June 2011: ‘Publication of Annual Report and Accounts and Notice of AGM 2011’